                   PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

                                       OF

                            MORGAN STANLEY FUND, INC.

              FOR THE MORGAN STANLEY AGGRESSIVE EQUITY FUND CLASS B


     WHEREAS, Morgan Stanley Fund, Inc. (the "Fund") intends to engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and

     WHEREAS, the Fund desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act (the "Plan") with respect to shares of its common stock, par value $.001 per share, that are classified and allocated (the "Shares") to its Morgan Stanley Aggressive Equity Fund Class B (the "Class") and the Board of Directors has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Fund and its stockholders; and

     WHEREAS, the Fund intends to employ Morgan Stanley & Co. Incorporated (the "Distributor") as distributor of the Shares; and

     WHEREAS, the Fund and the Distributor intend to enter into a separate Distribution Agreement with the Fund for Shares, pursuant to which the Fund will employ the Distributor as distributor for the continuous offering of Shares;

     NOW, THEREFORE, the Fund hereby adopts, and the Distributor hereby agrees to the terms of, the Plan with respect to the Class in accordance with Rule 12b-1 under the Act on the following terms and conditions:

     1. The Fund shall pay to the Distributor, as the distributor of the Shares, compensation for distribution of the Shares at the annual rate not to exceed 0.75% of the average daily net assets of the Class. The amount of such compensation shall be agreed upon by the Board of Directors of the Fund and by the Distributor and shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors and the Distributor shall mutually agree.

     2. The amount set forth in Paragraph 1 of this Plan shall be paid for the Distributor's services as distributor of the Shares. Such amount may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Shares, including, but not limited to: compensation to and expenses, including overhead and telephone expenses, of employees of the Distributor who engage in or support distribution of the Shares; printing of prospectuses and reports for other than existing stockholders; preparation, printing and distribution of sales literature and advertising materials; and compensation to broker/dealers who sell Shares. The Distributor may negotiate with any such broker/dealer the services to be provided by the broker/dealer to stockholders in connection with the sale of Shares, and all or any portion of the compensation paid to the Distributor under Paragraph 1 of this Plan may be reallocated by the Distributor to broker/dealers who sell Shares.

     3. (a) Stockholder Services Annual Fee. The Fund is authorized to pay the Distributor an annual fee that is calculated daily and paid monthly for the stockholder services provided to stockholders of the Class described in paragraph (b) of this Section, at the annual rate of 0.25% of the average daily net assets of the Class.

          (b) Stockholder Services. In addition to the distribution services set forth in Paragraph 2 above, the Distributor will provide stockholder services to accounts of the Class, including, but not limited to, the following: telephone service to stockholders, including the acceptance of telephone inquiries and transaction requests; acceptance and processing of written correspondence, new account applications and subsequent purchases by check; mailing of confirmations, statements and tax forms directly to stockholders; and acceptance of payment for trades by check, Federal Reserve wire or Automated Clearing House payment. In addition, the Distributor shall perform or supervise the performance by others of other stockholder services in connection with the operations of the Class, as agreed from time to time.

     4. This Plan shall not take effect until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares.

     5. In addition to the approval required by Paragraph 4 above, this Plan shall not take effect until it has been approved, together with any related agreements, by votes of a majority of both (a) the Board of Directors of the Fund and (b) those Directors of the Fund who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

     6. This Plan shall be adopted for the Class effective on the date the Class commences operation. This Plan shall continue in effect for one year from the date of its adoption and thereafter, the Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 5.

     7. The Distributor shall provide to the Board of Directors of the Fund and the Board of Directors shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made, including commissions, advertising, printing, interest, carrying charges and allocated overhead expenses.

     8. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding Shares.

     9. This Plan may not be amended to increase materially the amount of compensation provided for in Paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in Paragraph 4 hereof, and no material amendment to the Plan of any kind, including an amendment which would increase materially the amount of such compensation, shall be made unless approved in the manner provided for approval and annual renewal in Paragraphs 5 and 6 hereof.

     10. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the then current Directors who are not interested persons (as defined in the Act) of the Fund.

     11. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph 7 hereof for a period of not less than six years from the date of this Plan, such agreements or such reports, as the case may be, the first two years in an easily accessible place.



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